UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road

Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Registrant hereby incorporates the information contained in this Report by reference into the Registration Statement on Form F-3, File No. 333-229505.

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Entry into a Material Definitive Agreement.

On February 22, 2022, Dogness (International) Corporation (the “Company”) and certain institutional investors entered into a securities purchase agreement (the “Purchase Agreement”) in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell to investors an aggregate of 1,966,251 Class A Common Shares at a purchase price of $2.88 per share. The aggregate gross proceeds from the sale of the Class A Common Shares, before deducting fees to the Placement Agent (as defined below) and other estimated offering expenses payable by the Company will be approximately $5.66 million.

Under the Purchase Agreement, the Company has agreed with each of the purchasers that, subject to certain exceptions, it will not, within the ninety (90) days following the closing of the Offering (which period may be extended in certain circumstances), enter into any agreement to issue or announce the issuance or proposed issuance of any equity security or equity-linked or related security.

The Company has also agreed with each of the purchasers that until the first anniversary of the date of the Purchase Agreement, it will not effect or enter into an agreement to effect a “Variable Rate Transaction,” which means a transaction in which the Company:

●	issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for of the Company’s common shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s common shares, other than pursuant to a customary “weighted average” anti-dilution provision; or

●	enters into any agreement (including, without limitation, an equity line of credit) whereby the Company or any subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Company has also agreed to indemnify each of the purchasers against certain losses resulting from its breach of any of its representations, warranties, or covenants under agreements with each of the purchasers, as well as under certain other circumstances described in the Purchase Agreement.

The Offering is expected to close on February 24, 2022. The Offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229505), which became effective on February 13, 2019, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

In connection with the Offering, on February 22, 2022, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis in the Offering. The Placement Agent will be entitled to a cash fee of 7% of the gross proceeds paid to the Company for the securities the Company sells in this Offering, reimbursement of expenses not to exceed $40,000, and indemnification against specified liabilities, including liabilities arising under the Securities Act.

The foregoing summaries of the terms of the Purchase Agreement and Placement Agency Agreement are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 10.1 and 10.2, which are incorporated herein by reference.

On February 24, 2022, the Company announced the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

After payment of expenses, the net proceeds from the Offering were approximately $5.0 million.

Other Events.

On February 22, 2022, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On February 24, 2022, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Exhibits.

5.1	British Virgin Islands Legal Opinion

10.1	Form of Share Purchase Agreement, dated February 22, 2022, by and between the Company and the Investors

10.2	Form of Placement Agency Agreement, dated February 22, 2022, by and between the Company and the Placement Agent

23.1	Consent of Campbells (incorporated by reference to Exhibit 5.1)

23.2	Consent of Prager Metis CPAs, LLC (Incorporated by reference to Form 20-F dated October 29, 2021)

99.1	Press Release dated February 22, 2022

99.2	Press Release dated February 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: February 24, 2022	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer